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Exhibit 99.(a)(2)

MGI PHARMA, INC. 5775 West Old Shakopee Road, Suite 100 Bloomington, Minnesota 55437-3174

                      December 21, 2007

Dear Shareholder:

        We are pleased to inform you that on December 10, 2007, MGI PHARMA, INC., a Minnesota corporation (the "Company"), entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), with Eisai Co., Ltd., a corporation organized under the laws of Japan ("Eisai"), and Jaguar Acquisition Corp., a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai ("Offeror").

        Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror's Offer to Purchase dated December 21, 2007 and related materials enclosed with this letter, Offeror today is commencing a cash tender offer (the "Offer") to purchase all of the outstanding shares of the common stock of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company issued pursuant to the Rights Agreement dated as of July 14, 1998, as amended, between the Company and Norwest Bank Minnesota, N.A. (now Wells Fargo Bank, N.A.) (shares of the Company's common stock, together with the associated rights, the "Shares"), at a purchase price of $41.00 per Share, net to the holder in cash (subject to applicable withholding tax), without interest. Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 22, 2008.

        The Offer is conditioned upon, among other things, a majority of the Company's outstanding Shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer. If successful, the Offer will be followed by the merger of Offeror with and into the Company, with the Company being the surviving corporation and becoming a wholly-owned indirect subsidiary of Eisai. In the merger, Shares not purchased in the Offer (other than Shares owned by Eisai and Offeror (not held on behalf of third parties), Shares owned by any subsidiary of Eisai (other than Offeror), Offeror or the Company, and Shares held by shareholders who are entitled to and who have properly demanded appraisal of such Shares under Minnesota law) will be converted into the right to receive the same $41.00 per Share, net to the holder in cash (subject to applicable withholding tax), without interest, paid in the Offer.

        After careful deliberation by the Company's board of directors, including a thorough review of the Offer with its outside legal and financial advisors and the Company's senior management, and careful consideration of a number of factors that are described in the enclosed Schedule 14D-9, the Company's board of directors, among other things, unanimously approved the Merger Agreement, the Offer and the merger and determined that the Merger Agreement and the transactions contemplated by it, including the Offer and the merger, are advisable, fair to and in the best interests of the Company's shareholders. Accordingly, the Company's board of directors unanimously recommends that you accept the Offer and tender your Shares into the Offer.

        Offeror's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

                      Sincerely,

                      Leon O. Moulder, Jr.
                      President and Chief Executive Officer

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  Exhibit 99.(a)(2)